W-H Energy Services, Inc.
10370 Richmond Avenue, Suite 990
Houston, Texas 77042
(713) 974-9071
April 13, 2006
Jill S. Davis
Kevin Stertzel
Jennifer Goeken
U.S. Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:	W-H Energy Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 6, 2006
File No. 1-31346
Ladies and Gentlemen:
I am writing on behalf of W-H Energy Services, Inc. (the “Company”) to respond to the comments raised by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) in its letter to the Company dated April 5, 2006 (the “Comment Letter”). For the Staff’s convenience, we have reproduced each comment from the Comment Letter below. The Company’s responses follow each such comment. Where the Staff has requested revisions to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”), we have included proposed revisions in the accompanying draft amendment to the Form 10-K (the “Proposed 10-K Amendment”). We respectfully request that the Staff review the Company’s proposed revisions set forth in the Proposed 10-K Amendment. Upon the Staff’s concurrence with the proposed changes reflected therein, the Company will cause the Proposed 10-K Amendment to be filed through the EDGAR system.
After the Staff has reviewed the Company’s responses, representatives of the Company, its independent registered public accounting firm and its legal counsel would welcome the opportunity to address any further Staff questions or concerns either in person or by telephone if the Staff so desires.
At the Staff’s request, the Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2005;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Legal Proceedings, page 20
1.	Please modify your disclosures here and in the notes to your financial statements to describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or any of its subsidiaries is a party or of which any of its property is the subject. Include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought. Include similar information as to any such proceedings known to be contemplated by governmental authorities. Refer to Item 103 of Regulation S-K for additional guidance.

RESPONSE:	Neither the Company nor any of its subsidiaries, nor any of their respective properties, were as of December 31, 2005, or are currently, party to any legal proceedings, other than ordinary routine litigation incidental to their respective businesses. Accordingly, the Company has not revised its disclosure on pages 30 or F-18 of the Form 10-K.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Recent Development, page 25

2.	We note your disclosure that indicates two major hurricanes in the third quarter of 2005 continue to have a negative impact on your results of operations. Please expand your disclosure to quantify and more thoroughly discuss the impact these events have had on your results of operations and cash flows. Please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-72), and revise your disclosure accordingly.

RESPONSE:	In response to the Staff’s comment, the disclosure has been revised to include a discussion of the impact of Hurricanes Katrina and Rita, to the extent they can be estimated, on the Company’s 2005 results of operations and cash flows. Due to the circumstances described in the revised disclosure, however, the Company is unable to make a reasonable good faith estimate of the adverse impact of the hurricanes on the Company’s operations for future periods. Please see page 3 of the accompanying Proposed 10-K Amendment.

Controls and Procedures, page 33
3.	We note that management has established and maintains a system of disclosure controls and procedures “to provide reasonable assurances.” Please confirm, if true, that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise. Please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level.

RESPONSE:	The Company’s disclosure has been revised as requested by the Staff. Please see page 9 of the accompanying Proposed 10-K Amendment.
Financial Statements
Consolidated Balance Sheets, page F-5
4.	Please modify your presentation to present Goodwill separately on the face of your Balance Sheet. Please refer to paragraph 43 or SFAS 142.

RESPONSE:	In response to the Staff’s comment, the Company has modified its presentation to present goodwill separately on the face of its balance sheet and has included other intangible assets as a component of other assets, net. The Company also has made corresponding modifications to the table detailing other intangible assets in Note 4 to the consolidated financial statements in the Form 10-K to present only intangible assets other than goodwill. Please see pages F-5 and F-14 of the accompanying Proposed 10-K Amendment.
Consolidated Statements of Operations and Comprehensive Income, page F-6
5.	Please provide us with an analysis of the components comprising the line item described as “Interest expense, net”.

RESPONSE:	An analysis of the components composing the line item described as “Interest expense, net” on the Company’s Consolidated Statement of Operations and Comprehensive Income is presented below:
Analysis of Interest Expense, Net
Three Years Ended December 31, 2005

	Year Ended December 31,
	2005	2004	2003
		In Thousands
Interest expense	$10,709	$11,165	$8,156

Interest income	(211)	(48)	(64)

Interest expense, net	$10,498	$11,117	$8,092

The Company respectfully submits that the amount of interest income is not material and does not warrant disclosure as a separate line item in the Consolidated Statements of Operations and Comprehensive Income.
Note 2 — Summary of Significant Accounting Policies
Realization of Long-Lived Assets, page F-11

6.	Please expand your accounting policy disclosure to discuss when long-lived assets are tested for recoverability.

RESPONSE:	In response to the Staff’s comment, the Company’s disclosure has been revised to state that long-lived assets are tested for recovery whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. Please see page F-11 of the accompanying Proposed 10-K Amendment.
Revenue Recognition, page F-11

7.	We note your accounting policy disclosure that indicates you account for proceeds from customers for rental equipment that is damaged or lost as revenues. Please tell us why you believe these proceeds should be reflected as a component of revenue, rather than a monetization of a long-lived asset. We note similar disclosure in your Property and Equipment policy on page F-10. Please describe to us in detail, your accounting for these events. An analysis of a typical transaction may be helpful. Please cite any guidance you may be relying upon in support of your conclusions.

RESPONSE:	Please see the Company’s response to Staff comment 8 below.
8.	We also note from your “Liquidity and Capital Resources” discussion on page 30, that you have included funds received from a customer when a tool is lost or damaged as an investing activity. Please clarify why you are treating this as an investing activity when you are also recognizing revenue from this event. Please also clarify how you are able to reconcile your operating and investing cash flows based on your revenue recognition policy.

RESPONSE:	The Company accounts for rental equipment (long-lived assets) that are either damaged-beyond-repair or lost-in-hole (for purposes of this letter “lost equipment”), as a component of revenue in the statement of operations and as an item of investing cash flow in the statement of cash flows. As outlined below, the Company’s treatment of lost equipment is supported by accounting literature, reflects the economic realities of the oilfield services industry and, to the Company’s knowledge, is widely followed by the Company’s competitors.

The Company is an oilfield services company that competes with, among others, Halliburton, Inc., Baker Hughes, Inc., Schlumberger Inc., Weatherford International, Inc. and Superior Energy Services, Inc. for a majority of its revenue. The Company competes with these entities in providing rental tools, wireline and coiled tubing services, as well as high technology services such as logging and measurement-while-drilling. Each of these products and services is used in connection with the drilling and completion of oil and natural gas wells. In a typical job, the Company is contacted by a customer and requested to provide a particular service. While the services offered by the Company vary, a typical job involves the dispatch to the jobsite of the rental equipment requested by the customer. In many cases, the Company also will dispatch one or more Company employees who are skilled in the deployment and operation of such rental equipment. The revenues the Company derives from such a job are twofold and are set forth in a master service agreement (domestically) or contract (internationally) between the Company and the customer. First, the Company is paid, usually on a day-rate basis, for the amount of time it takes to perform the work requested by the customer. Second, the Company is paid for any equipment lost in the well during the performance of the work. Because of the harsh environments in which the Company’s rental equipment operates, such damage and loss is a regular occurrence, arising on average once per week, and the consequences of such losses are specifically addressed in all of the Company’s customer arrangements. Stated differently, customers often negotiate a lower lost equipment charge in exchange for a higher day-rate on the service/equipment provided, as neither the Company nor the customer views such charges independently from day-rates.

In addition to the fact that lost equipment plays an integral role in the pricing of a job, it also impacts strategic decisions on the deployment of new technology by the Company. For example, in 2005, the Company commercialized its Pathmaker® 12 1/4” 3-Dimensional Rotary Steerable technology, which is a tool used in connection with the Company’s directional drilling services. A key element in the design, development and manufacture of this tool was to maintain a low cost, not just for capital spending purposes, but also to gain a marketing advantage. From a marketing standpoint, the Company believed that the marketability of the tool and technology would be enhanced when competing with the aforementioned major integrated oilfield services companies, because the lower equipment cost would result in a lower lost equipment charge to the customer if the Pathmaker® tool were to become lost in the well bore during the drilling process. In fact, the Company believes that its competitors are reacting to this move by developing similar “low cost” technology for their own rental equipment fleet. Another example that illustrates the integral nature of lost equipment charges is the Company’s focus on reducing the lost equipment cost of certain of its other higher technology logging tools. Because of their higher day-rates and higher lost equipment charges, these logging tools have been used primarily offshore where the economics of drilling justify such higher costs. The Company believes that, if it can introduce similar tools at a lower cost that, correspondingly, bear a lower lost equipment charge, such tools would be better accepted in the onshore market where the economics of drilling, when compared to those offshore, have historically not supported the use of this type of high-end, more costly technology.

An example of a typical transaction involving a lost equipment charge follows. A customer rents 10,000 feet of drill pipe (long-lived asset) from the Company for an agreed-upon day-rate. The customer further agrees that if the drill pipe is lost-in-hole or damaged-beyond-repair at any point during the drilling process, it will purchase that particular section of drill pipe. The Company recognizes the daily rental revenue periodically as services are provided. Upon the occurrence of a loss event, the Company and the customer, after the appropriate inspection in the case of equipment that is damaged-beyond-repair, will seek to agree upon the amount of drill pipe lost. Once agreement has been reached, the Company will invoice the customer the agreed charge in the service agreement, including an amount associated with the inspection if applicable, for such drill pipe and recognize a corresponding amount of revenue. The associated net book value of the drill pipe that was lost-in-hole or damaged-beyond-repair would be charged to cost of revenues in the statement of operations. On the statement of cash flows, any gain or loss recognized on the transaction is reflected as a reconciling item in the operating cash flows section. The proceeds received from the transaction would be reflected as a cash “inflow” in the investing cash flows section.

Statement of Operations. Notwithstanding the Staff’s position regarding the exclusion of gains or losses from the sale of fixed assets from revenue, the Company respectfully submits that the proceeds it receives from lost equipment are properly included in revenues. As discussed above and consistent with paragraph 83 of FASB Concept Statement No. 5 “Recognition and Measurement in Financial Statements of Business Enterprises” and paragraphs 87 and 88 of FASB Concept Statement No. 6: “Elements of Financial Statements,” lost equipment is a common, ordinary course occurrence that is directly associated with the Company’s services. This fact is evidenced by (1) the Company’s and the industry’s focus on introducing lower-cost tools in order to reduce lost equipment charges, (2) the integral nature of the pricing associated with these occurrences and (3) the fact that lost equipment charges are specifically negotiated between the Company and the customer and set forth in the Company’s service contracts with its customers. The Company believes that presenting the proceeds from these transactions, whether or not material, as revenues in the statement of operations is widely accepted in its industry. The Company also believes that its situation is distinguishable from companies in other industries that encounter equipment losses with much less frequency or from situations in which long-term assets are disposed of outside the earnings process. For example, although not material in any period, the Company periodically sells vehicles and other equipment that is no longer operable or no longer needed in the business to third parties outside the ordinary course of business. In each of these cases, the Company has recognized either the gain or loss on a net basis in the statement of operations.

We also note that the current classification of lost equipment and its corresponding cost does not materially impact either the revenue or cost of revenue line items in the Company’s statement of operations. There is no impact on operating income. The table below depicts this analysis:

	Year Ended December 31,
	2005	2004	2003
		(In Thousands)

Revenue	$634,361	$462,428	$367,183

Lost Equipment	$22,934	$15,778	$12,418

Percentage	3.62%	3.41%	3.38%

Cost of Revenue	$357,787	$269,897	$209,118

Cost of Lost Equipment	$10,776	$7,063	$4,758

Percentage	3.01%	2.62%	2.28%

The Company’s current accounting treatment and related disclosures associated with lost equipment date back to its initial public offering in 2000 and were derived from both the accounting literature previously mentioned and a survey of industry practice. In fact, the accounting treatment and disclosure itself was modeled after a large public oilfield services company. Since that time, the Company has maintained a consistent treatment of such amounts and has sought to maintain transparency in its disclosure regarding this treatment.

The Company believes that its accounting treatment is consistent with generally accepted accounting practices in the United States and that it has appropriately disclosed its treatment of lost equipment in the footnotes to the financial statements. Nevertheless, although not material to revenues, cost of revenue or operating income, the Company would be willing to expand its disclosure in the footnotes to the financial statements, on a prospective basis, to clearly set forth the impact of lost equipment on both the revenue and cost of revenue line items for the benefit of readers of the financial statements.

Statement of Cash Flows. The Company maintains a large fleet of rental equipment used in providing its services. Such equipment is acquired through capital expenditures, developed through a manufacturing process or some combination of the two. Except for expendable parts, the cash expenditures made by the Company in acquiring these assets is reflected in the Company’s statement of cash flows as cash used in investing activities, as the Company’s investment in these tools is expected to produce revenue to the Company over an extended period of time.

In accordance with SFAS 95 paragraph 16.c. and notwithstanding the exceptions discussed in paragraph 24 thereto, the Company includes all receipts from the sales of property, plant and equipment and other productive (long-lived) assets, which would include lost equipment, as cash inflows from investing activities. Given the useful lives of these assets, which range from 2 to 10 years, the Company believes that, in the context of the Company’s cash flow statement, the most appropriate treatment is to reflect cash inflows from lost equipment as an investing activity. The Company believes that it would create confusing results in its statement of cash flows to present the expenditures for such rental equipment as investing activities and, at the same time, treat the cash inflows associated with lost equipment as an operating cash flow. The adjustments to reconcile net income to cash provided by operating activities include gain on the sale of assets, which incorporates the gain associated with any lost equipment. The Company believes that presenting the proceeds from these transactions as a component of cash flows from investing activities is widely accepted in its industry.

Summary. Although the treatment of lost equipment transactions in the statement of operations and the statement of cash flows is seemingly inconsistent, the Company believes that such differential treatment better comports with the realities of the Company’s business. In addition, such treatment is supported by accounting literature and is consistent with the approach the Company believes its competitors follow. As such, the Company respectfully submits that its treatment of lost equipment facilitates consistent comparisons among the Company and its competitors by analysts and investors.
Detail of Certain Balance Sheet Accounts, page F-15
9.	Please tell us the useful life associated with your asset class described as “Rental Equipment.” We note your Liquidity and Capital Resources discussion on page 30 that describes these items as “rental tool inventory.” Please tell us if these items are typically sold under normal trade terms or by virtue of being damaged or lost, within one year of purchase.

RESPONSE:	The useful life associated with the asset class described as “Rental Equipment” is 2-10 years as disclosed in Note 2, “Summary of Accounting Policies,” to the consolidated financial statements in the Form 10-K. For consistency, the description of these assets under “Liquidity and Capital Resources” on page 7 of the accompanying Proposed 10-K Amendment has been changed from “rental tool inventory” to “rental equipment;” similarly, references to “equipment,” “tools” or “tools and equipment” on pages 1, 3, 7, 9 and F-10 of the accompanying Proposed 10-K Amendment have been replaced with the term “rental equipment.” As noted in the response to Staff comment 8 above, these assets are damaged or lost in the normal course of operations; however, the duration of such assets varies widely. The Company considers it atypical for a specific item of rental equipment to be sold under normal trade terms or by virtue of being damaged or lost within one year of purchase by the Company.
10.	It appears you have identified an asset described as “Trade secret technology” that has an indefinite life. If true, please tell us why you believe this asset has an indefinite life. Please sufficiently describe the asset to us in general terms, such that we might better understand the basis for your conclusion.

RESPONSE:	The Company acquired a proven twelve-string fleet of production logging tools and associated technology in connection with its acquisition of Madden Systems, Inc. (“Madden”) in 2005. Trade secret technology was the primary value that the Company derived from the acquisition, because of Madden’s technological advantage in production logging. Over a 20-year period prior to the sale, Madden had developed production logging and other downhole tools for which it has not sought patent protection. Based on discussions with intellectual property counsel, however, the Company understands that trade secret technology is legally protected indefinitely until trade secret status is lost (i.e., becomes known outside of the organization). The Company believes that trade secret status for the technology has been maintained, and the Company intends to utilize the technology related to this trade secret on an indefinite basis.
Certifications
11.	Please revise your Section 302 certifications to include the introductory language required in paragraph 4, referring to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company and a paragraph that states you have: “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.” Please note that the introductory language and paragraph 4(b) became mandatory once you were required to include management’s internal control report and the related attestation report of your independent accountants in your annual report. Refer to SEC Release number 33-8238.

RESPONSE:	The certifications have been revised as requested by the Staff. Please see Exhibits 31.1 and 31.2 to the accompanying Proposed 10-K Amendment. The Company proposes to cause such certifications to be executed and refiled concurrently with the filing of the Proposed 10-K Amendment.

Respectfully yours, W-H ENERGY SERVICES, INC.
By:	/s/ Jeffrey L. Tepera
Jeffrey L. Tepera
Vice President and Chief Financial Officer

[Signature Page to W-H Energy Services, Inc. Comment Response Letter to SEC]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A
Amendment No. 1
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT of 1934
For the fiscal year ended December 31, 2005

Commission file number: 001-31346
W-H Energy Services, Inc.
(Exact name of Registrant as specified in its charter)

Texas	76-0281502
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
10370 Richmond Avenue, Suite 990
Houston, Texas 77042
(713) 974-9071
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Stock, par value $0.0001 per share Rights to Purchase Series A Junior Participating Preferred Stock, par value $0.01 per share	New York Stock Exchange New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
     Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-Accelerated Filer ☐
     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
     As of June 30, 2005, approximately 27,991,955 shares of common stock, par value $0.0001 per share, of the registrant were outstanding, and the aggregate market value of the outstanding shares of common stock of the registrant held by non-affiliates (based on the closing price of such shares on the New York Stock Exchange on such date) was approximately $544.3 million. The determination of stock ownership by non-affiliates was made solely for the purpose of providing the foregoing market capitalization information, and the registrant is not bound by such determination for any other purpose.
     As of February 17, 2006, approximately 29,306,936 shares of common stock, par value $0.0001 per share, of the registrant were outstanding and the aggregate market value of the outstanding shares of common stock of the registrant held by non-affiliates (based on the closing price of such shares on the New York Stock Exchange on such date) was approximately $932.1 million. The determination of stock ownership by non-affiliates was made solely for the purpose of providing the foregoing market capitalization information, and the registrant is not bound by such determination for any other purpose.
DOCUMENTS INCORPORATED BY REFERENCE
     Portions of the registrant’s Proxy Statement for its 2006 Annual Meeting of Shareholders, which the Registrant intends to file within 120 days of December 31, 2005, are incorporated by reference into Part III of this Form 10-K.

EXPLANATORY NOTE
     We are filing this Annual Report on Form 10-K/A for the year ended December 31, 2005 (the “Amended 10-K”) to amend our Annual Report on Form 10-K for the year ended December 31, 2005 (the “Original 10-K”), which was originally filed with the Securities and Exchange Commission on March 6, 2006. We are filing this Amended 10-K in response to comments received from the SEC. As permitted by the rules and regulations of the SEC, we have amended the Original 10-K to (1) make revisions in Item 7 and in the footnotes to the consolidated financial statements to clarify references to “tools” or “equipment” as “rental equipment”; (2) expand the disclosure under “Recent Development” in Item 7; (3) revise the disclosure under “Disclosure Controls and Procedures” in Item 9A; (4) separate “Goodwill” from “Other intangibles, net” in the consolidated balance sheets and in footnote 4 to the consolidated financial statements; (5) revise the discussion under “Realization of Long-Lived Assets” in footnote 2 to the consolidated financial statements; and (6) refile the CEO and CFO certifications included as Exhibits 31.1 and 31.2 as of the date hereof to include portions of paragraph 4 to the certifications that were inadvertently omitted from the certifications filed with the Original 10-K. The remainder of the information contained in the Original 10-K is not amended or restated hereby and shall be as set forth in the Original 10-K. In order to preserve the nature and character of the disclosures set forth in the Original 10-K as originally filed, except as otherwise expressly stated herein, this amendment does not speak to, or reflect, events occurring after the original filing of the Original 10-K.

i

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
     Set forth below is a description of the matters that we consider to be important to understanding the results of our operations for each of the three years in the period ended December 31, 2005, and our capital resources and liquidity as of December 31, 2005 and 2004. Our discussion begins with an overview of the significant factors that have recently affected our company, including a discussion of industry market trends and management’s perspectives regarding the opportunities and challenges we face during 2006 and beyond. Next, we analyze the results of our operations for the last three years. A summary follows of the critical accounting judgments and estimates that we have made which we believe are most important to an understanding of our Management’s Discussion and Analysis and our consolidated financial statements, as well as a discussion of recently issued accounting pronouncements. Finally, we review our cash flows and liquidity, capital resources and contractual commitments.
     The following discussion includes various forward-looking statements about the markets in which we operate, the demand for our products and services and our future results. These statements are based on certain assumptions that we believe are reasonable. For information about some of the risks that could cause actual results to differ from these forward looking statements, please refer to the section entitled “Item 1. Business — Factors That May Affect Future Results and Accuracy of Forward-Looking Statements.”
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes appearing elsewhere in this Form 10-K.
Overview of Our Products and Services
     We provide drilling related products and services and completion and workover related products and services to major and independent oil and natural gas companies, drilling contractors and other oilfield service companies. The majority of our revenues are generated from charging our customers day rates, based on the number of days our products and services are used. We also sell certain products used in the exploration for and production of oil and natural gas and receive revenues from our customers in connection with these sales. Our primary expenses are salaries for our personnel and the costs associated with expendable parts and supplies, research and development, repair and maintenance of rental equipment and costs of products sold as well as general operational costs. A detailed description of the products and services that we provide, the manner in which we market these products and services and the way in which we charge our customers for these products and services is contained under “Item 1. Business — Businesses.”
     Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of other factors. Any prolonged increase or decrease in oil and natural gas prices affects the levels of exploration, development and production activity as well as the entire health of the oil and natural gas industry. Demand for our drilling related products and services is directly affected by the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies. Demand for our completion and workover related products and services depends more on oil and natural gas production activity, which is less immediately affected by changes in oil and natural gas prices.
Drilling Related Products and Services
     Revenue from our drilling related products and services segment constituted approximately 64% of our total 2005 consolidated revenue. Approximately 83% of our drilling segment revenue for 2005 was generated in the United States, including the Gulf of Mexico. The remaining 17% was generated in various international locations.
     In July 2001, exploration and development activity levels in the United States peaked and subsequently began to decline primarily as a result of lower natural gas prices. This decline continued through April 2002, at which point the United States drilling rig count levels reached a low of 738, which was comprised of 110 offshore rigs and 628 land rigs. As natural gas prices climbed and remained relatively strong, rig count levels began to recover in 2003 and continued through 2005. This increase, however, resulted entirely from an increase in land-based rigs. According to statistics published by Baker Hughes, the average number of rotary rigs operating in the United States was 1,032, 1,192 and 1,383 for 2003, 2004 and 2005, respectively. Of these figures, land rigs comprised 924, 1,095 and 1,290, respectively, and offshore rigs comprised 108, 97 and 93, respectively, for the same periods. The offshore rig count did improve modestly in the fourth quarter of 2004 and into early 2005, but has since retreated to activity levels not experienced since mid-1993. Whether this trend will continue beyond 2005 is unclear at this time. We do believe that the overall outlook for domestic natural gas exploration and development activity remains positive, as natural gas production has yet to respond to the higher level of natural gas prices and higher rig counts. This factor should keep upward pressure on natural gas prices.

     Despite the divergence between onshore and offshore activity levels, the recovery in exploration and development activity levels in the United States has positively impacted our revenue, cash flow and earnings generated in this market.
     Outside of the United States, the North Sea remains our largest drilling segment market. According to statistics published by Baker Hughes, the number of rotary rigs operating in the North Sea declined from an average of 67 in January 2002 to a low of 28 in February 2005, before recovering to an average of 46 in December 2005. We expect no significant change in activity levels in the North Sea in the near term.
     As the primary area of improvement in drilling activity in the United States has been onshore, the importance of improving our market share for land-based services became critical. In October 2002, in response to this developing trend, we made the strategic decision to enter the directional drilling business in North America. As a result of this decision and the growth in the United States land rig count, we have successfully leveraged our new directional drilling business to effect an increase in the utilization of our measurement-while-drilling tools and down-hole drilling motor fleet. The increased utilization of our measurement-while-drilling tools and down-hole drilling motor fleet has helped to offset the sluggish nature of United States offshore activity. However, our logging-while-drilling revenues from this market have outperformed the rig count numbers as a result of performing more jobs with a higher content of our services, improving prices and an increase in our share of this market.
     A key challenge that our drilling related products and services segment faces is the demand by our customers for more efficient and technologically advanced services and tools. We have invested substantial time and capital into developing and commercializing technologies that are of value to our customers and that enable us to compete effectively with the major integrated oilfield service companies. During the third quarter of 2004, we began to market our PathMaker® 12 1/4 3-Dimensional Rotary Steerable technology. We expect commercialization of the 3-Dimensional Rotary Steerable technology to improve the utilization of our logging-while-drilling, measurement-while-drilling and directional drilling services, as our customers are increasingly requiring this type of technology as a prerequisite for a drilling project or contract. We are currently developing a PathMaker(R) 8 1/2 3-Dimensional Rotary Steerable tool and are offering this tool on a limited commercial basis during the first quarter of 2006.
     Introduced on a commercial basis in late 2004, our Array Wave Resistivity technology is the first of our next generation of logging-while-drilling tools. We believe that our Array Wave Resistivity tools provide a more robust and accurate resistivity measurement. Tools and data analysis in this technology improve the precision and reliability of formation data obtained through the analysis of electromagnetic wave transmissions through the formation surrounding a well bore. Our Array Wave Resistivity tools are also designed to withstand high pressure (25,000 psi) and high temperature (350 F) well conditions.
     For a discussion of other technologies we have under development, please read “Item 1. Business — Research and Development: Technology Initiatives.”
Completion and Workover Related Products and Services
     Our completion and workover related products and services segment provided approximately 36% of our total consolidated revenue for 2005. Revenues provided by this segment are almost entirely derived from the United States and the Gulf of Mexico. While revenues from this segment are affected by the level of oil and natural gas prices, activity in this segment is only modestly affected by drilling activity (see the discussion under Drilling Related Products and Services above). As a result, our completion and workover segment has provided stability during prolonged downturns in drilling activity.
     We have increased our revenue capacity in this segment through capital spending in 2003, 2004 and 2005, which, when combined with our acquisitions and strategic land-based expansion efforts, has strengthened and further diversified the operations of the Company. Continued growth in this segment will be dependent upon, among other factors, industry activity levels, prices of oil and natural gas, our capital expenditure program and our ability to attract and retain qualified service personnel and field engineers required to operate the specialized equipment used in this business.
Geographic Expansion
     We are currently working to establish a larger presence in the Rocky Mountain region of the United States, an expansion that will require an initial capital investment of approximately $30.0 million (see Item 1. Business — Strategy).

Discontinued Operations
     In March 2004, we committed to the divestiture of our maintenance and safety related products and services segment. Accordingly, this segment has been included in our Selected Financial Data and our Consolidated Statements of Operations and Comprehensive Income for fiscal years ended on or before December 31, 2004 as discontinued operations. In April 2004, we completed the sale of Well Safe, Inc., one of the two companies that formerly comprised our maintenance and safety related products and services segment, for cash consideration of $28.0 million. Additionally, in December 2004, we sold Charles Holston, Inc., the remaining entity that formerly comprised this segment, for consideration of $2.0 million, consisting of $1.0 million in cash and a $1.0 million subordinated promissory note due December 31, 2009. We sold Well Safe and Charles Holston pursuant to customary stock purchase agreements in which we made customary representations and warranties, agreed to customary covenants and agreed to indemnify the buyers of these businesses for certain matters, subject to certain caps, limitations and deductibles. These sales resulted in a loss of $5.1 million for the year ended December 31, 2004.
Recent Development
     Adverse Weather Conditions. Our 2005 results of operations were negatively impacted by Hurricanes Katrina and Rita and the associated shut-in of drilling and production activity in the Gulf of Mexico and along the Gulf Coast. The adverse impact began during the third quarter of 2005 and has continued into the first quarter of 2006. Although difficult to estimate, we believe that the impact of these storms reduced operating income by approximately $3.0 million to $4.0 million during the third quarter of 2005. We believe that drilling and production activity in the Gulf of Mexico continued to be adversely affected during the fourth quarter of 2005 and early 2006 as a result of the infrastructure damage caused by these two hurricanes. Nevertheless, improved market conditions onshore during this period resulted in redeployment of our rental equipment and services, resulting in increased revenues and profitability that offset the downturn in Gulf of Mexico activity levels. Due to the complexity of repairing the infrastructure that was damaged, we anticipate that activity levels in the Gulf of Mexico will recover gradually over the next several quarters.
Results of Operations
   Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004
     Revenues. Revenues increased by $172.0 million, or approximately 37%, to $634.4 million for the year ended December 31, 2005 from $462.4 million for the year ended December 31, 2004. This increase was primarily attributable to higher demand for certain of our products and services, combined with the benefit of increased revenue capacity from our capital expenditures.
     Revenues from our drilling related products and services increased by $106.4 million, or approximately 35%, to $409.2 million for the year ended December 31, 2005 from $302.8 million for the year ended December 31, 2004. We attribute the increase in revenues in this segment to:
•	a 16% increase in the average number of rotary rigs operating in the United States, resulting in an increase in demand for our products and services;

•	an increase in our Gulf of Mexico market share, resulting from higher utilization of our existing logging-while-drilling tools and commercialization of certain of our new technologies discussed earlier; and

•	revenue capacity increases from our capital expenditure program.
     Revenues from our completion and workover related products and services increased by $65.6 million, or approximately 41%, to $225.2 million for the year ended December 31, 2005 from $159.6 million for the year December 31, 2004. We attribute the increase in revenues in this segment to:
•	the benefits experienced from our onshore geographic expansion;

•	higher utilization of our rental equipment and services as a result of the overall increase in activity levels; and

•	revenue capacity increases from our capital expenditure program.
     Cost of Revenues. Cost of revenues increased by $87.9 million, or approximately 33%, to $357.8 million for the year ended

December 31, 2005 from $269.9 million for the year ended December 31, 2004. As a percentage of revenues, cost of revenues decreased to 56% for the year ended December 31, 2005 from 58% for the year ended December 31, 2004. The decrease in cost of revenues as a percentage of revenues was primarily due to improved pricing, improved utilization and a change in our revenue mix.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $21.1 million, or approximately 24%, to $108.9 million for the year ended December 31, 2005 from $87.8 million for the year ended December 31, 2004. The increase was primarily attributable to increased personnel costs related to expansion efforts within all of our business lines. As a percentage of revenues, selling, general and administrative expenses decreased to 17% for the year ended December 31, 2005 from 19% for the year ended December 31, 2004.
     Warehouse Fire Related Costs. On April 17, 2005, a Houston warehouse facility operated by one of our subsidiaries was destroyed by a fire. For the year ended December 31, 2005, we reported $3.7 million in costs associated with this fire, net of approximately $0.8 million in anticipated insurance reimbursements. This amount has been reflected in our Selected Financial Data and our Consolidated Statements of Operations and Comprehensive Income under the caption “Warehouse fire related costs” and in Footnote 13 “Operating Segments” as a reduction to operating income for the drilling segment for the year ended December 31, 2005.
     Research and Development Expenses. Research and development expenses increased by $0.8 million, or approximately 5%, to $16.3 million for the year ended December 31, 2005 from $15.5 million for the year ended December 31, 2004. This increase was the result of increased research and development spending on our PathFinder Energy Services technologies, including our PathMaker(R) 8 1/2 3-Dimensional Rotary Steerable tool, our Slim Density Neutron Stand-off Caliper tool and other research and development initiatives.
     Depreciation and Amortization. Depreciation and amortization increased by $10.9 million, or approximately 24%, to $56.6 million for the year ended December 31, 2005 from $45.7 million for the year ended December 31, 2004. This increase was largely the result of a larger depreciable asset base resulting from our capital expenditures.
     Interest and Other Expense. Interest and other expense for the year ended December 31, 2005 was $10.8 million, a decrease of $0.2 million, or approximately 2%, from $11.0 million for the year ended December 31, 2004. This decrease was primarily due to our write-off, during the second quarter of 2004, of $3.1 million in deferred financing costs associated with the retirement of our previous credit facility during June of 2004 and a larger amount of debt in 2004, partially offset by higher interest costs associated with rising interest rates and our recognition of approximately $0.5 million in net losses in 2005 as increases to interest expense resulting from net payments to the swap counterparties (discussed more fully under “Capital Resources”).
     Provision for income taxes. Our effective income tax rate for the year ended December 31, 2005 was 39.0% as compared to 38.5% for the year ended December 31, 2004. The increase in the 2005 effective rate compared to 2004 was due to several factors including, but not limited to, changes in valuation allowances in various jurisdictions, ongoing and settled audits in foreign jurisdictions, and fluctuations in income across taxing jurisdictions with different tax rates.
   Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003
     Revenues. Revenues increased by $95.2 million, or approximately 26%, to $462.4 million for the year ended December 31, 2004 from $367.2 million for the year ended December 31, 2003. This increase was attributable to increases in capacity driven by capital expenditures, higher demand for certain of our products and services, particularly drilling/completion fluids, land-based measurement-while-drilling and directional drilling services, cased-hole wireline and coiled tubing, as well as the revenue contributions of Hydracoil, Inc., Dutch, Inc. and Continental Directional Corp., which were acquired in the fourth quarter 2003.
     Revenues from our drilling related products and services increased by $60.7 million, or approximately 25%, to $302.8 million for the year ended December 31, 2004 from $242.1 million for the year ended December 31, 2003. This increase was primarily attributable to increases in capacity driven by capital expenditures, the growth of our North American directional drilling business, enhanced by the increase in land-based drilling activity levels in the United States, increased demand for our drilling fluids and rental tool products and the impact of the acquisitions that we consummated during the fourth quarter of 2003.
     Revenues from our completion and workover related products and services increased by $34.5 million, or approximately 28%, to $159.6 million for the year ended December 31, 2004 from $125.1 million for the year ended December 31, 2003. This increase was the result of increases in capacity driven by capital expenditures, higher utilization of our coiled tubing and cased-hole wireline fleet, demand for our completion fluids and the impact of the acquisitions that we consummated during the fourth quarter of 2003.

     Cost of Revenues. Cost of revenues increased by $60.8 million, or approximately 29%, to $269.9 million for the year ended December 31, 2004 from $209.1 million for the year ended December 31, 2003. As a percentage of revenues, cost of revenues increased to 58% for the year ended December 31, 2004 from 57% for the year ended December 31, 2003. The increase in cost of revenues as a percentage of revenues was due to increased insurance costs and our revenue mix. In particular, our revenue mix was affected by sales increases in our lower margin fluids products and land-based directional drilling services.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $16.7 million, or approximately 23%, to $87.8 million for the year ended December 31, 2004 from $71.1 million for the year ended December 31, 2003. The increase was primarily attributable to the operating expenses associated with the businesses we acquired in the fourth quarter of 2003 and during 2004, as well as increased personnel costs related to expansion efforts within our directional drilling business and corporate compliance initiatives as mandated by law. As a percentage of revenues, selling, general and administrative expenses remained flat at 19% for the year ended December 31, 2004 relative to the year ended December 31, 2003.
     Research and Development Expense. Research and development expenses increased by $4.3 million, or approximately 38%, to $15.5 million for the year ended December 31, 2004 from $11.2 million for the year ended December 31, 2003. This increase was the result of increased research and development spending on our PathFinder Energy Services technologies, including our PathMaker(R) 12 1/4” 3-Dimensional Rotary Steerable tool, our Array Wave Resistivity tool and other research and development initiatives.
     Depreciation and Amortization. Depreciation and amortization increased by $9.7 million, or approximately 27%, to $45.7 million for the year ended December 31, 2004 from $36.0 million for the year ended December 31, 2003. This increase was the result of depreciation associated with our continued capital expenditures, as well as additional depreciation and amortization due to our acquisitions.
     Interest and Other Expense. Interest and other expense for the year ended December 31, 2004 was $11.0 million, an increase of $2.8 million, or approximately 34%, from $8.2 million for the year December 31, 2003. This increase was primarily due to the $3.1 million write-off of non-cash financing costs related to our previous credit facility, offset by a reduction in our effective interest rate during the second half of 2004.
     Provision for income taxes. Our effective income tax rate for the years ended December 31, 2004 and 2003 was 38.5%.
   Critical Accounting Policies and Estimates
     The preparation of our consolidated financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, based on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The most significant areas involving management judgment and estimates are described below. Actual results may differ from these estimates under different assumptions or conditions.
   Allowance for doubtful accounts
     We extend credit to customers and other parties in the normal course of business. We regularly review outstanding receivables and provide for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, we make judgments regarding our customers’ ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. In the event we were to determine that a customer may not be able to make required payments, we would increase the allowance through a charge to income in the period in which that determination is made. See Note 2 to the Consolidated Financial Statements for further discussion.
   Income taxes
     Deferred tax assets and liabilities are recognized for the difference between the book basis and tax basis of our net assets. In providing for deferred taxes, we consider current tax regulations, estimates of future taxable income and available tax planning strategies. We believe that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. In certain cases where projected results indicate that realization is not likely, we have established a valuation allowance to reduce deferred tax assets to estimated realizable value.

     In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carry-forwards. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. See Note 9 to the Consolidated Financial Statements for further discussion.
     In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.
   Insurance reserves
     We are subject to legal proceedings and claims from time to time, the outcomes of which are subject to significant uncertainty. Although we maintain policies of insurance that cover claims asserted against our company, many of our policies provide for large deductibles. In addition, our insurance policies may not cover certain types of claims. We determine whether to disclose and accrue for loss contingencies based on the coverages we maintain and our assessment of whether the risk of loss is remote, reasonably possible, or probable. While we make these judgments with the advice of legal counsel and our insurers, these judgments are inherently subjective. As claims develop and additional information becomes available, adjustments to loss reserves may be required.
   Impairment of long-lived assets
     Our long-lived assets are carried on our financial statements based on their cost less accumulated depreciation. However, accounting standards require us to write down assets or groups of assets if they become impaired. If significant events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable, we perform a test of recoverability by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If cash flows cannot be separately and independently identified for a single asset, we will determine whether an impairment has occurred for the group of assets for which we can identify the projected cash flows. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset or asset group to its carrying value. Fair value is typically determined by an internally developed discounted projected cash flow analysis of the asset or asset group. If the fair value of an asset or asset group is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs.
     Typical indicators that an asset may be impaired include:
•	Significant underperformance relative to expected historical or projected future operating results;

•	Significant changes in the manner of our use of the assets or the strategy for our overall business;

•	Significant negative industry or economic trends;

•	Significant decline in our stock price for a sustained period; and

•	Market capitalization relative to net book value.
     If any of these or other indicators occur, we review the asset to determine whether there has been an impairment. Several of these indicators are beyond our control, and we cannot predict with any certainty whether or not they will occur. In addition, determination of future cash flows requires us to make judgments and estimates based upon the most recent market and operating data for the applicable asset at the time the estimate is made, and such estimates can change based on market conditions, technological advances in the industry or changes in regulations governing the industry.

   Goodwill and intangible assets
     Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing or more frequently if indicators arise. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporate management assumptions about expected future cash flows but are also based on other valuation techniques. Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities. Although no goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur. See Note 5 to the Consolidated Financial Statements for further discussion.
Recent Accounting Pronouncements
     In December 2004, the Financial Accounting Standards Board issued SFAS 123R, “Share-Based Payment,” a revision of SFAS 123. In March 2005, the SEC issued Staff Bulletin No. 107 regarding its interpretation of SFAS 123R. Under SFAS 123R and SAB 107, we must expense the grant-date fair value of stock options and other equity-based compensation issued to employees. We adopted SFAS 123R as of January 1, 2006 using the modified prospective method in which compensation cost is recognized based (1) on the requirements of SFAS 123R for all share-based payments granted after January 1, 2006 and (2) on the requirements of SFAS 123 for all awards granted to employees prior to January 1, 2006 that remain unvested on January 1, 2006. For the year ending December 31, 2006, we estimate that the cost relating to this pronouncement for unvested share-based payments granted prior to January 1, 2006 will be approximately $3.1 million, or $0.06 per share. Our Compensation Committee may award additional stock options during 2006 which would increase the amount of this expense.
Liquidity and Capital Resources
     Our primary uses for cash are working capital, capital expenditures, research and development expenditures, acquisitions, business expansions and principal and interest payments on indebtedness. Our primary sources of liquidity are cash reserves, cash generated by operations and amounts available to be drawn under our revolving credit facility. To the extent our cash requirements exceed our sources of liquidity, we will be required to fund our cash requirements through other means, such as through debt and equity financing activities or we will be required to curtail our expenditures.
   Cash flow
     Working capital was $160.1 million as of December 31, 2005 and $121.6 million as of December 31, 2004. Net cash provided by operating activities was $72.7 million for the year ended December 31, 2005 and $41.2 million for the year ended December 31, 2004. The increase in working capital and cash flow from operating activities was principally attributable to higher operating levels across our business segments.
     Net cash used in investing activities was $68.5 million for the year ended December 31, 2005 and $70.7 million for the year ended December 31, 2004. Net cash used in investing activities was principally the result of capital expenditures, offset by lost-in-hole proceeds which represent funds we receive from a customer when our rental equipment is involuntarily damaged or lost down-hole.
     Net cash used in financing activities was $3.9 million for the year ended December 31, 2005 and net cash provided by financing activities was $3.1 million for the year ended December 31, 2004. Changes in net cash related to financing activities were primarily the result of borrowings and repayments under our credit facility, which is described below, and proceeds from the exercise of stock options.
     For the year ended December 31, 2005, we made capital expenditures of $89.0 million, primarily for rental equipment including rental tools, logging-while-drilling and measurement-while-drilling tools, wireline equipment and coil tubing units, including expenditures for the replacement of rental equipment lost-in-hole. In addition, we incurred $16.3 million in research and development expenditures for the year ended December 31, 2005.
   Acquisitions
     During 2005, we consummated one acquisition in the completion and workover segment for total consideration of approximately

$3.5 million, including cash of approximately $2.5 million and 31,422 shares of our common stock. See Note 3 to the Consolidated Financial Statements for additional information.
   Capital resources
     We maintain a revolving credit facility with certain lenders to provide for our cash, liquidity and other borrowing needs. Our credit facility provides for aggregate borrowings of up to $375.0 million and matures on May 5, 2010. As of December 31, 2005, we had an outstanding loan balance of $165.0 million and approximately $7.9 million in letters of credit issued under our credit facility, resulting in an available borrowing capacity on such date of approximately $202.1 million.
     Amounts borrowed under our credit facility bear interest, at our election, at either a variable rate equal to LIBOR, plus a margin ranging from 1.0% to 2.0% depending upon our leverage ratio, or an alternate base rate equal to the higher of (1) the prime rate or (2) the federal funds rate plus 0.5%, plus a margin ranging from zero to 1.0% depending upon our leverage ratio. As of December 31, 2005, we had elected to pay interest on our outstanding borrowings at LIBOR plus the then applicable margin of 1.25%.
     Our credit facility is secured by a lien on substantially all of our property and assets, a pledge of all of the capital stock of our domestic subsidiaries and a pledge of not greater than 65% of the capital stock of each of our top tier foreign subsidiaries. In addition, our credit facility is guaranteed by all of our domestic subsidiaries. Our credit facility requires, among other things, that we maintain certain financial ratios, including a leverage ratio and an interest coverage ratio, and a specified net worth. Our credit facility limits the amount of capital expenditures we may make, the amount of debt we may incur outside of the credit facility, the amount of future investments we may make, our ability to pay dividends and our ability to engage in certain business combination transactions.
     Our credit facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness agreements in excess of specified amounts, certain events of bankruptcy and insolvency, judgments in excess of specified amounts, ERISA defaults, certain failures of guaranty or security documents supporting our credit facility to be in full force and effect and a change of control.
     We entered into our credit facility in June 2004. We entered into a first amendment to our credit facility in May 2005 and a second amendment in February 2006. Financing costs associated with our original credit facility of approximately $1.6 million and financing costs associated with the first amendment of approximately $1.0 million will be ratably amortized to interest expense over the five year term of the credit facility. As a result of the approximate $160.0 million repayment of our previous credit facility in June 2004, we wrote off approximately $3.1 million in non-cash financing costs to interest expense during the second quarter of 2004. This amount represented financing costs that previously had been deferred.
     The descriptions of our credit facility, as amended by the first amendment and second amendment, are qualified in their entirety by reference to the original credit facility which is filed as Exhibit 10.8 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, the first amendment which is filed as Exhibit 10.8(a) to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and the second amendment which is filed herewith as Exhibit 10.8(b).
     On May 18, 2005, we entered into interest rate swap agreements with a total notional amount of $150 million related to our credit facility. Under these agreements, we receive payments from the swap counterparties based on a floating rate equal to three-month LIBOR plus the applicable spread under our credit facility, and we make payments to such counterparties based on a fixed interest rate of 4.24% per annum plus the applicable spread under our credit facility.
   Contractual obligations
     The following table aggregates information about our contractual cash obligations (in thousands) as of December 31, 2005:

	Payments Due by Period
					More than
Contractual Obligations	Total	0-1 Year	2-3 Years	4-5 Years	5 Years
Debt	$165,000	$—	$—	$165,000	$—
Operating leases	23,462	6,543	9,543	4,223	3,153
Purchase obligations(1)	56,394	55,194	1,200	—	—

Total	$244,856	$61,737	$10,743	$169,223	$3,153

(1)	Purchase obligations represent orders to purchase various rental equipment and inventory items that have not yet been delivered.

   Future capital requirements
     We anticipate that acquisitions of complementary companies, assets and product lines will continue to play an important role in our business strategy. While there are currently no unannounced agreements or ongoing negotiations for the acquisition of any material businesses or assets, such transactions can be effected quickly and may occur at any time. Likewise, we will continue to need to make capital expenditures for rental equipment and to make research and development expenditures to maintain and improve the quality of our products and services. We currently estimate that we will make capital expenditures of approximately $150 million in 2006 and will make research and development expenditures of approximately $18 million in 2006.
     We believe that our internally generated cash flow, combined with access to our credit facility will be sufficient to meet the liquidity requirements necessary to fund our operating, capital expenditure, research and development and debt service requirements for at least the next 12 months. However, our ability to maintain our credit facility and the sufficiency of our internally generated cash flow can be impacted by economic conditions outside of our control.
     The continuation of our acquisition strategy will require substantial capital. We currently intend to finance future acquisitions through issuances of our equity or debt securities and through borrowings under our credit facility. Using debt to complete acquisitions could substantially limit our operational and financial flexibility and using stock could dilute the ownership interests of our existing shareholders. The extent to which we will be able or are willing to use our common stock to make acquisitions will depend on its market value from time to time and the willingness of potential sellers to accept it as full or partial payment. If we are unable to obtain additional capital on acceptable terms, we may be unable to grow through acquisitions.
   Off balance sheet arrangements
     With the exception of operating leases on real property and automobile leases discussed in Note 8 of our consolidated financial statements, we have no off-balance sheet debt or other off-balance sheet financing arrangements.
Item 9A. Controls and Procedures.
     Disclosure Controls and Procedures. We maintain disclosure controls and procedures, which are controls and procedures designed to ensure that the information we are required to disclose in the reports we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Based on an evaluation of our disclosure controls and procedures as of the end of the period covered by this report conducted by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, our Chief Executive Officer and Chief Financial Officer believe that these controls and procedures are effective to provide reasonable assurance that we are able to collect, process and disclose the information we are required to disclose in the reports we file with the SEC within the required time periods.
     Management’s Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.
     As of December 31, 2005, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has determined that our internal control over financial reporting as of December 31, 2005 was effective.
     Our management’s assessment of the effectiveness of our internal control over external financial reporting in accordance with generally accepted accounting principles as of December 31, 2005 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere in this Annual Report on Form 10-K, which expresses unqualified opinions on our management’s assessment and on the effectiveness of our internal control over financial reporting as of December 31, 2005.

     Other Matters. During the quarterly period ended December 31, 2005, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
     Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent and/or detect all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

SIGNATURES
     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April                     , 2006.

W-H ENERGY SERVICES, INC.

By:
Kenneth T. White, Jr.
Chairman, President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and
Shareholders of W-H Energy Services, Inc.
     We have audited the accompanying consolidated balance sheet of W-H Energy Services, Inc. (a Texas corporation) and subsidiaries as of December 31, 2005, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of W-H Energy Services, Inc. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of W-H Energy Services, Inc. its and subsidiaries’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 3, 2006, expressed an unqualified opinion that W-H Energy Services, Inc. and subsidiaries maintained effective internal control over financial reporting and on management’s assessment thereof.
GRANT THORNTON LLP
Houston, Texas
March 3, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
W-H Energy Services, Inc.
     We have audited management’s assessment, included in the accompanying management’s report on internal control over financial reporting, that W-H Energy Services, Inc. (a Texas corporation) and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of W-H Energy Services, Inc. and its subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that W-H Energy Services, Inc. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Also in our opinion, W-H Energy Services, Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by COSO.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of W-H Energy Services, Inc. and subsidiaries as of December 31, 2005, and the related statements of operations and comprehensive income, shareholders’ equity, and cash flows the year then ended, and our report dated March 3, 2006 expressed an unqualified opinion on those consolidated financial statements.
GRANT THORNTON LLP
Houston, Texas
March 3, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
W-H Energy Services, Inc.:
     In our opinion, the accompanying consolidated balance sheet as of December 31, 2004 and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of W-H Energy Services, Inc. and its subsidiaries (the Company) at December 31, 2004 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers LLP
Houston, Texas
March 11, 2005

W-H ENERGY SERVICES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31,
	2005	2004
Current Assets:
Cash and cash equivalents	$9,914	$10,448
Accounts receivable, net of allowance of $5,243 and $3,890, respectively	152,348	111,728
Inventories	55,142	48,317
Deferred income taxes	5,625	5,601
Prepaid expenses and other	11,149	9,965

Total current assets	234,178	186,059
Property and equipment, net	257,286	235,317
Goodwill, net	113,569	112,784
Other assets, net	17,742	14,451

Total assets	$622,775	$548,611

Current Liabilities:
Accrued liabilities	$43,401	$34,926
Accounts payable	30,692	29,572

Total current liabilities	74,093	64,498
Long-term debt	165,000	180,805
Deferred income taxes	40,214	30,849
Other long-term obligations	4,518	3,864
Commitments and Contingencies
Shareholders’ Equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.0001 par value, 100,000,000 shares authorized, 28,826,087 and 27,803,130 shares issued and outstanding, respectively	3	3
Additional paid-in capital	235,392	214,846
Deferred stock compensation	(280)	(806)
Other comprehensive income	7,852	7,522
Retained earnings	95,983	47,030

Total shareholders’ equity	338,950	268,595

Total liabilities and shareholders’ equity	$622,775	$548,611

The accompanying notes are an integral part of these financial statements.

W-H ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In thousands, except share and per share amounts)

	For the Years Ended December 31,
	2005	2004	2003
Revenues	$634,361	$462,428	$367,183
Costs and expenses:
Cost of revenues	357,787	269,897	209,118
Selling, general and administrative	108,946	87,772	71,078
Warehouse fire related costs	3,690	—	—
Research and development expenses	16,275	15,474	11,241
Depreciation and amortization	56,639	45,665	36,032

Total costs and expenses	543,337	418,808	327,469

Operating income	91,024	43,620	39,714
Other (income) expense:
Interest expense, net	10,498	11,117	8,092
Other (income) expense, net	279	(94)	76

Income before income taxes	80,247	32,597	31,546
Provision for income taxes	31,294	12,548	12,145

Income from continuing operations	48,953	20,049	19,401
Loss from discontinued operations, net of tax	—	(2,126)	(140)

Net income	$48,953	$17,923	$19,261

Comprehensive income:
Net income	$48,953	$17,923	$19,261
Interest rate swap valuations	2,030	—	—
Foreign currency translation adjustment	(1,700)	855	3,246

Comprehensive income	$49,283	$18,778	$22,507

Earnings (loss) per share:
Basic
From continuing operations	$1.74	$0.73	$0.71
From discontinued operations	—	(0.08)	—

Total	$1.74	$0.65	$0.71

Diluted
From continuing operations	$1.68	$0.71	$0.69
From discontinued operations	—	(0.07)	—

Total	$1.68	$0.64	$0.69

Number of shares used in calculation of earnings per share:
Basic	28,135,263	27,527,881	27,189,530
Diluted	29,085,582	28,201,222	27,942,202
The accompanying notes are an integral part of these financial statements.

W-H ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands)

	Common Stock		Additional		Other
		Par	Paid-In	Deferred Stock	Comprehensive	Retained
	Shares	Value	Capital	Compensation	Income	Earnings	Total
Balance, December 31, 2002	27,016	$3	$208,646	$(387)	$3,421	$9,846	$221,529
Amortization of deferred stock compensation	—	—	—	387	—	—	387
Foreign currency translation adjustment	—	—	—	—	3,246	—	3,246
Issuance of common stock — warrant conversion	184	—	—	—	—	—	—
Issuance of common stock — severance agreement	3	—	61	—	—	—	61
Issuance of common stock — stock option exercises	88	—	512	—	—	—	512
Issuance of common stock — acquisitions	110	—	1,518	—	—	—	1,518
Tax benefit from employee stock option plan	—	—	946	—	—	—	946
Net income	—	—	—	—	—	19,261	19,261

Balance, December 31, 2003	27,401	3	211,683	—	6,667	29,107	247,460
Deferred stock compensation	75	—	1,318	(1,318)	—	—	—
Amortization of deferred stock compensation	—	—	—	512	—	—	512
Foreign currency translation adjustment	—	—	—	—	855	—	855
Issuance of common stock — stock option exercises	327	—	1,553	—	—	—	1,553
Tax benefit from employee stock option plan	—	—	292	—	—	—	292
Net income	—	—	—	—	—	17,923	17,923

Balance, December 31, 2004	27,803	3	214,846	(806)	7,522	47,030	268,595
Amortization of deferred stock compensation	—	—	—	526	—	—	526
Foreign currency translation adjustment	—	—	—	—	(1,700)	—	(1,700)
Interest rate swap valuations, net of tax of $1,092	—	—	—	—	2,030	—	2,030
Issuance of common stock — stock option exercises	992	—	12,991	—	—	—	12,991
Issuance of common stock — acquisitions	31	—	882				882
Tax benefit from employee stock option plan	—	—	6,673	—	—	—	6,673
Net income	—	—	—	—	—	48,953	48,953

Balance, December 31, 2005	28,826	$3	$235,392	$(280)	$7,852	$95,983	$338,950

The accompanying notes are an integral part of these financial statements.

W-H ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,
	2005	2004	2003
Cash Flows from Operating Activities:
Net income	$48,953	$17,923	$19,261
Adjustments to reconcile net income to cash provided by operating activities —
Depreciation and amortization	56,639	45,665	36,032
Provision for doubtful accounts	2,103	1,889	66
Gain on the sale of assets	(12,158)	(8,715)	(7,660)
Deferred tax provision	8,045	6,579	6,122
Amortization of deferred stock compensation	526	512	387
Write-off of deferred financing costs	—	3,123	—
Amortization of deferred financing costs	488	842	1,134
Tax benefit from employee stock option plan	6,673	292	946
Change in operating assets and liabilities, excluding effects of acquisitions and discontinued operations — Accounts receivable, net	(42,230)	(32,739)	(10,364)
Inventories	(6,572)	(10,950)	47
Prepaid expenses and other	(385)	(4,038)	(3,564)
Other assets, net	576	(2,130)	(973)
Accounts payable and accrued liabilities	10,028	22,987	(5,826)

Net cash provided by operating activities	72,686	41,240	35,608

Cash Flows from Investing Activities:
Acquisition of businesses, net of cash acquired of $— , $272 and $1,205	(2,496)	(4,066)	(11,903)
Additions to property and equipment	(88,967)	(82,407)	(65,420)
Proceeds from sale of property and equipment	22,934	15,778	12,418

Net cash used in investing activities	(68,529)	(70,695)	(64,905)

Cash Flows from Financing Activities:
Proceeds from the issuance of debt	61,783	241,361	135,689
Payments on debt	(77,588)	(238,281)	(107,017)
Debt issuance costs	(1,089)	(1,572)	(1,939)
Proceeds from exercise of stock options	12,991	1,553	512

Net cash provided by (used in) financing activities	(3,903)	3,061	27,245

Effect of exchange rate changes on cash	(788)	(177)	2,660

Cash flow of discontinued operations (revised — Note 1):
Operating cash flows	—	(1,533)	5,204
Investing cash flows	—	26,674	(3,032)

Total	—	25,141	2,172

Net Increase (Decrease) in Cash and Cash Equivalents	(534)	(1,430)	2,780
Cash and Cash Equivalents, beginning of period	10,448	11,878	9,098

Cash and Cash Equivalents, end of period	$9,914	$10,448	$11,878

Supplemental Disclosure of Cash Flow Information:
Interest paid during the period	$9,366	$7,120	$6,954

Income taxes paid during the period	$15,647	$8,411	$4,171

The accompanying notes are an integral part of these financial statements.

W-H ENERGY SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Business Organization
     Description of Company
          W-H Energy Services, Inc., a Texas corporation, and its subsidiaries (collectively, “W-H”) is a diversified oilfield service company that provides products and services used in connection with the drilling and completion of oil and natural gas wells and the production of oil and natural gas there from. W-H has the following primary lines of business: (i) drilling related products and services, which include logging-while-drilling, measurement-while-drilling, directional drilling, down-hole drilling motors, rental tools and drilling fluids; and (ii) completion and workover related products and services, which include cased-hole wireline logging, perforating, tubing conveyed perforating and associated rental equipment, polymers and specialty chemicals, rental tools and coiled tubing.
          W-H’s business depends in large part on the conditions in the oil and natural gas industry and specifically on the amount of capital spending by its customers. Any prolonged increase or decrease in oil and natural gas prices affects the levels of exploration, development and production activity, as well as the entire health of the oil and natural gas industry. Changes in prices could have a material effect on W-H’s results of operations and financial condition, particularly with respect to its drilling related products and services segment. Demand for W-H’s drilling related products and services is directly affected by the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies. Demand for W-H’s completion and workover related products and services depends more on oil and natural gas production activity, which is less immediately affected by changes in oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of other factors that are beyond W-H’s control. Any prolonged reduction in oil and natural gas prices may depress the level of exploration, development and production activity. Lower levels of activity result in a corresponding decline in the demand for W-H’s drilling related products and services which could have a material adverse effect on its revenues and profitability. Other risk factors include, but are not limited to, risks associated with (1) W-H’s ability to develop and commercialize competitive tools and technologies, (2) explosions, spills, fires and other accidents, (3) the competitive nature of W-H’s business, (4) the cost and availability of insurance, (5) the ability to attract and retain skilled employees and managers and (6) weather conditions in offshore markets.
     Discontinued Operations
          In March 2004, W-H committed to the divestiture of its maintenance and safety related products and services segment. Accordingly, this segment has been included in the Consolidated Statements of Operations and Comprehensive Income as discontinued operations. In April 2004, W-H completed the sale of Well Safe, Inc., one of the two companies that formerly comprised the maintenance and safety related products and services segment, for cash consideration of $28.0 million. In December 2004, W-H sold Charles Holston, Inc., the remaining entity that formerly comprised this segment, for consideration of $2.0 million, consisting of $1.0 million in cash and a $1.0 million subordinated promissory note due December 31, 2009. These sales resulted in a loss of $5.1 million for the year ended December 31, 2004. This loss is included as a component of discontinued operations in the accompanying Consolidated Statements of Operations and Comprehensive Income. Summary financial results for this segment are as follows:

	2004	2003
Revenues	$16,007	$31,166
Loss before taxes	$(3,792)	$(228)
Tax benefit	(1,666)	(88)

Net loss	$(2,126)	$(140)

          W-H sold Well Safe and Charles Holston pursuant to customary stock purchase agreements in which it made customary representations and warranties, agreed to customary covenants and agreed to indemnify the buyers of these businesses for certain matters, subject to certain caps, limitations and deductibles.
          In 2005, W-H has revised the 2004 and 2003 statement of cash flows to separately present the operating and investing portions of the cash flows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount.

2. Summary of Significant Accounting Policies
     Consolidation and Presentation
          The accompanying consolidated financial statements include the accounts of W-H and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to the current presentation.
     Cash and Cash Equivalents
          W-H considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.
     Accounts Receivable
          Accounts receivable have a concentration of credit risk in the oil and natural gas industry. W-H performs continuing credit evaluations of its customers and generally does not require collateral.
     Allowance for Doubtful Accounts
          W-H extends credit to customers and other parties in the normal course of business. W-H regularly reviews outstanding receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, W-H makes judgments regarding its customers’ ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. In the event W-H was to determine that a customer may not be able to make required payments, W-H would increase the allowance through a charge to income in the period in which that determination is made.
     Inventories
          Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis. Inventories consist primarily of equipment, parts, raw materials and supplies. W-H assesses the realizability of its inventories based upon specific usage and future utility. A charge to results of operations is taken when factors that would result in a need for a reduction in the valuation, such as excess or obsolete inventory, are noted.
     Property and Equipment
          Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance and repairs, which do not improve or extend the life of such assets, are charged to operations as the services are provided. Disposals are removed at cost, less accumulated depreciation, and any resulting gain or loss is reflected in the accompanying consolidated statements of operations and comprehensive income. Proceeds from customers for rental equipment that is involuntarily damaged or lost down-hole are reflected as revenues, with the resulting carrying value of the related rental equipment charged to cost of revenues.
          Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. Leasehold improvements are amortized over the shorter of their useful lives or the term of the lease. The useful lives of the major classes of property and equipment are as follows:

Life in
Years
Rental equipment	2-10
Machinery and equipment	5-10
Automobiles and trucks	2-10
Office equipment, furniture and fixtures	3-7
Buildings and leasehold improvements	5-40

     Realization of Long-Lived Assets
          W-H evaluates the carrying value of long-lived assets whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. If necessary, W-H measures the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. There have been no significant events or changes in circumstances indicating that the carrying value of W-H’s long-lived assets may not be recoverable; therefore, no adjustments were made to the carrying value of long-lived assets in 2005, 2004 or 2003.
     Goodwill and Other Intangibles
          Goodwill represents the excess of the aggregate price paid by W-H in acquisitions over the fair market value of the tangible and identifiable intangible net assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” separable intangible assets that are not deemed to have indefinite lives will be amortized over their useful lives.
          Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized but are reviewed annually (or more frequently if indicators arise) for impairment. According to SFAS No. 142, companies are required to identify their reporting units and determine the aggregate carrying values and fair values of all such reporting units. If the carrying value of a reporting unit exceeds its relative fair value, SFAS No. 142 requires that a second impairment test be performed. This second step requires the comparison of the implied fair value of the reporting unit goodwill to its related carrying value, both of which must be measured by the company at the same point in time each year. W-H performed the required assessments in accordance with SFAS No. 142 for the years ended December 31, 2005, 2004 and 2003, which resulted in W-H recording no goodwill impairment expense.
     Debt Issue Costs
          Other assets includes debt issue costs related to W-H’s revolving credit facility. W-H amortizes these costs as interest expense over the scheduled maturity period of the debt. As a result of the repayment of its prior credit facility in June 2004, W-H expensed approximately $3.1 million of the unamortized debt financing costs as interest expense during the year ended December 31, 2004. Financing costs associated with W-H’s current credit facility, as amended, totaled approximately $2.6 million, and are amortized ratably to interest expense over the remaining term of the credit facility. See Note 6 to the Consolidated Financial Statements for further discussion.
     Revenue Recognition
          W-H provides rental equipment and services to its customers on a day/hourly rate basis and recognizes the related revenue on a per-day/hourly basis as the work progresses. W-H also sells products to customers and recognizes the related revenue as items are shipped from its facilities. Proceeds from customers for the cost of oilfield rental equipment that is involuntarily damaged or lost down-hole are reflected as revenues.
     Cost of Revenues
          The primary components of cost of revenues are those salaries, expendable supplies, repairs and maintenance, costs of products sold and general operational costs that are directly associated with the services W-H performed for or products sold by W-H to its customers.
     Research and Development
          Research and development costs primarily represent salaries of research personnel and their related expenditures. Such activities are expensed when incurred. For the years ended December 31, 2005, 2004 and 2003, research and development costs were $16.3 million, $15.5 million and $11.2 million, respectively.
     Income Taxes
          W-H utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases based on enacted tax rates.
          W-H recognizes liabilities for anticipated tax issues based on its estimate of whether, and the extent to which, additional taxes will be due. These liabilities are adjusted accordingly as information on the associated tax issues becomes available.
     Use of Estimates and Assumptions
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Financial Instruments
          W-H considers the fair value of all financial instruments (primarily long-term debt) not to be materially different from their carrying values at the end of each fiscal year based on management’s estimate of W-H’s ability to borrow funds under terms and conditions similar to those of W-H’s existing debt.
          On May 18, 2005, W-H entered into interest rate swap agreements with a total notional amount of $150.0 million related to its credit facility. The interest rate swap agreements have been designated as and qualify as cash flow hedging instruments. The interest rate swap agreements are fully effective, and have resulted in no gain or loss due to ineffectiveness being recorded in net income in the Consolidated Statement of Operations and Comprehensive Income. W-H records the fair values of the interest rate swap agreements on its Consolidated Balance Sheet. See Note 7 to the Consolidated Financial Statements for more information.
          With the exception of the operating leases on real property and automobile leases discussed in Note 8 to the Consolidated Financial Statements, W-H has no off-balance sheet debt or other off-balance sheet financing arrangements.
     Accounting for Stock-Based Compensation
          Through December 31, 2005, W-H accounted for all stock-based employee compensation plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under APB No. 25, no stock-based employee costs are reflected in net income, as all options granted under those plans had an exercise price equal to or in excess of the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share as if W-H had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation:

	Year Ended December 31,
	2005	2004	2003
Net income, as reported	$48,953	$17,923	$19,261
Add: Total stock-based employee compensation expense included in reported net income, net of related tax effect	321	315	239
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(2,489)	(2,692)	(2,731)

Pro forma net income	$46,785	$15,546	$16,769

Earnings per share:
As reported:
Basic	$1.74	$0.65	$0.71
Diluted	$1.68	$0.64	$0.69
Pro forma:
Basic	$1.66	$0.56	$0.62
Diluted	$1.61	$0.55	$0.60
Weighted-average fair value per share of options granted	$11.85	$9.61	$9.81
          In calculating the amount of the deduction in the table above, the fair value of each option was estimated on the date of grant using the Black-Scholes option valuation model. The following assumptions were used for the historical option grants in the years ended December 31, 2005, 2004 and 2003: risk-free interest rates between 3.9% and 4.6%; dividend rates of zero; expected lives between 5.6 years and 6.7 years; and expected volatilities between 49.6% and 50.7%.

          In December 2004, the Financial Accounting Standards Board issued SFAS 123R, “Share-Based Payment,” a revision of SFAS 123. In March 2005, the SEC issued Staff Bulletin No. 107 regarding its interpretation of SFAS 123R. Under SFAS 123R and SAB 107, W-H must expense the grant-date fair value of stock options and other equity-based compensation issued to employees. W-H adopted SFAS 123R as of January 1, 2006 using the modified prospective method in which compensation cost is recognized based (1) on the requirements of SFAS 123R for all share-based payments granted after January 1, 2006 and (2) on the requirements of SFAS 123 for all awards granted to employees prior to January 1, 2006 that remain unvested on January 1, 2006. For the year ending December 31, 2006, W-H estimates that the cost relating to this pronouncement for unvested share-based payments granted prior to January 1, 2006 will be approximately $3.1 million, or $0.06 per share. W-H’s Compensation Committee may award additional stock options during 2006 which would increase the amount of this expense.
     Foreign Currency Translations
          The operations of foreign locations were translated into U.S. dollars based on the current exchange rates at the respective balance sheet dates and the weighted-average rates during each year for the statements of operations and comprehensive income. For the years ended December 31, 2005, 2004 and 2003, the translation adjustments were a loss of $1.7 million and gains of $0.9 million and $3.2 million, respectively, and are reflected as foreign currency translation adjustments in the consolidated statements of operations and comprehensive income.
     Earnings per Share
          Basic earnings per share excludes dilution and is computed by dividing income from continuing/discontinued operations available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share are computed considering the dilutive effect of stock options and restricted shares. For the years ended December 31, 2005, 2004 and 2003, shares resulting from the assumed exercise of outstanding options and the existence of outstanding restricted shares of 950,319, 673,341 and 752,672, respectively, were added to the denominator because the inclusion of such shares would be dilutive. For the years ended December 31, 2005, 2004 and 2003, additional shares resulting from the assumed exercise of outstanding options and the existence of outstanding restricted shares of 2,382, 1,404,661 and 1,495,925, respectively, were excluded from the computation of diluted earnings per share, because the inclusion of such shares would be anti-dilutive.
     Recent Accounting Pronouncements
          In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable. If impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment should be applied. SFAS No. 154 applies to all voluntary changes in accounting principle, as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided. SFAS No. 154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. W-H does not expect this policy to have a material impact on its financial position, results of operations or cash flows.
3. Acquisitions
          During 2005, W-H acquired Madden Systems, Inc. (“Madden”). W-H believes the acquisition of Madden brings technological advantages to those of its operating subsidiaries that offer wireline logging services. Total consideration for this acquisition of $3.5 million included $2.5 million in cash and 31,422 shares of W-H common stock, 10,998 shares of which are being held in escrow for a period of two years against prospective indemnity claims available to W-H, if necessary, under the purchase agreement. W-H recognized intangible assets of approximately $2.6 million, including trade secret technology of $2.1 million and goodwill of approximately $0.5 million.
          During 2004, W-H consummated two acquisitions in the cased-hole wireline business of its completion and workover segment for total consideration of approximately $4.0 million, resulting in goodwill of approximately $1.3 million.
          Unaudited proforma consolidated financial information for these acquisitions have not been included as the results were not material to current operations.

4. Detail of Certain Balance Sheet Accounts
          Activity in W-H’s allowance for doubtful accounts consists of the following (in thousands):

	Years Ended December 31,
	2005	2004	2003
Balance, beginning of year	$3,890	$4,465	$5,658
Deductions for uncollectible receivables written off	(750)	(2,464)	(1,259)
Additions charged to expense	2,103	1,889	66

Balance, end of year	$5,243	$3,890	$4,465

          The components of inventories are as follows (in thousands):

	December 31,
	2005	2004
Finished goods	$49,248	$43,380
Work-in-process	3,658	3,646
Raw materials and supplies	8,506	7,152
Inventory reserve	(6,270)	(5,861)

Inventories	$55,142	$48,317

          Net property and equipment consists of the following (in thousands):

	December 31,
	2005	2004
Rental equipment	$339,673	$295,274
Machinery and equipment	50,294	41,958
Automobiles and trucks	23,023	20,084
Office equipment, furniture and fixtures	7,675	7,114
Building and leasehold improvements	25,862	19,038

Total	446,527	383,468
Less — accumulated depreciation	(189,241)	(148,151)

Property and equipment, net	$257,286	$235,317

          Depreciation expense charged to operations totaled approximately $55.4 million, $44.5 million and $35.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.
          Other intangibles, included in other assets, net, consist of the following (in thousands):

	December 31,		Life in
	2005	2004	Years
License agreements	$6,476	$6,633	12-17
Non-compete agreements	3,286	3,183	2-5
Trade secret technology	2,100	—	—

Total	11,862	9,816
Less — accumulated amortization	(5,929)	(4,799)

Other assets, net	$5,933	$5,017

          Amortization expense charged to operations totaled approximately $1.2 million, $1.2 million and $0.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.
          Estimated aggregate amortization of intangible assets (in thousands) for the next 5 years is as follows:

	2006	2007	2008	2009	2010
Amortization	$1,083	$981	$834	$340	$252

          Accrued liabilities consist of the following (in thousands):

	December 31,
	2005	2004
Accrued compensation and benefits	$16,526	$12,800
Accrued maintenance	4,335	2,595
Accrued taxes	4,654	6,119
Accrued insurance	2,153	1,491
Accrued professional fees	1,782	1,784
Accrued liabilities associated with discontinued operations	1,551	3,105
Other accrued liabilities	12,400	7,032

Accrued liabilities	$43,401	$34,926

5. Goodwill:
          The changes in the carrying amount of goodwill for each of W-H’s reportable business segments for the years ended December 31, 2004 and 2005 were as follows (in thousands):

	Drilling	Completion	Total
Balances as of January 1, 2004	$38,501	$72,953	$111,454
Goodwill acquired during the period	193	1,252	1,445
Goodwill adjusted for prior year acquisitions	(220)	105	(115)

Balances as of December 31, 2004	38,474	74,310	112,784
Goodwill acquired during the period	—	542	542
Goodwill adjusted for prior year acquisitions	111	132	243

Balances as of December 31, 2005	$38,585	$74,984	$113,569

6. Credit Facility:
          W-H maintains a revolving credit facility with certain lenders to provide for its cash, liquidity and other borrowing needs. The credit facility provides for aggregate borrowings of up to $375.0 million and matures on May 5, 2010. As of December 31, 2005, W-H had an outstanding loan balance of $165.0 million and approximately $7.9 million in letters of credit issued under its credit facility, resulting in an available borrowing capacity on such date of approximately $202.1 million.
          Amounts borrowed under the credit facility bear interest, at W-H’s election, at either a variable rate equal to LIBOR, plus a margin ranging from 1.0% to 2.0%, depending upon W-H’s leverage ratio, or an alternate base rate equal to the higher of (1) the prime rate or (2) the federal funds rate plus 0.5%, plus a margin ranging from zero to 1.0%, depending upon W-H’s leverage ratio. As of December 31, 2005, borrowings under the credit facility bore interest at LIBOR plus the then applicable margin of 1.25%.
          The credit facility is secured by a lien on substantially all of W-H’s property and assets, a pledge of all the capital stock of W-H’s domestic subsidiaries and a pledge of not greater than 65% of the capital stock of each of W-H’s top tier foreign subsidiaries. In addition, the credit facility is guaranteed by all of W-H’s domestic subsidiaries. The credit facility requires, among other things, that W-H maintain certain financial ratios, including a leverage ratio and an interest coverage ratio, and a specified net worth. The credit facility limits the amount of capital expenditures W-H may make, the amount of debt W-H may incur outside of the credit facility, the amount of future investments W-H may make, the ability of W-H to pay dividends and the ability of W-H to engage in certain business combination transactions.
          W-H entered into its credit facility in June 2004. W-H entered into a first amendment to its credit facility in May 2005 and a second amendment in February 2006. Financing costs associated with W-H’s original credit facility of approximately $1.6 million and financing costs associated with the first amendment of approximately $1.0 million will be ratably amortized to interest expense over the five year term of the credit facility. As a result of the repayment of W-H’s previous credit facility, W-H wrote off approximately $3.1 million in non-cash financing costs to interest expense during 2004. This amount represented financing costs that previously had been deferred.
7. Interest Rate Swap Agreements
          On May 18, 2005, W-H entered into interest rate swap agreements with a total notional amount of $150.0 million related to its credit facility. Under these agreements, W-H receives interest at a floating rate equal to three month LIBOR plus the applicable spread under its credit facility and pays interest at a fixed rate of 4.24% plus the applicable spread under its credit facility. The interest rate swap agreements have been designated as and qualify as cash flow hedging instruments. The interest rate swap agreements are fully effective, and have resulted in no gain or loss due to ineffectiveness being recorded in net income in the Consolidated Statement of Operations and Comprehensive Income. W-H recognized net losses of approximately $0.5 million in 2005 as increases to interest expense resulting from net payments to the swap counterparties. W-H has recorded the fair value of the interest rate swap agreements on its Consolidated Balance Sheet, which was in aggregate a $3.1 million asset at December 31, 2005, based on the fair value of the instruments. As of December 31, 2005, W-H anticipates that approximately $0.7 million of this asset will be recognized as gains resulting in reductions to interest expense during 2006.
8. Commitments and Contingencies
  Operating Leases
     W-H leases certain real property and automobiles under operating leases that expire at various dates through 2014. Additionally, W-H rents various equipment under short-term, cancelable arrangements. Rental expense under operating leases and short-term rentals was approximately $25.5 million, $21.4 million and $20.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. Future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

For the Year Ended December 31,
2006	$6,543
2007	5,133
2008	4,410
2009	2,590
2010	1,633
Thereafter	3,153

Total	$23,462

  Employment Agreements
     W-H has entered into employment agreements with its corporate officers. Under these agreements, each officer receives a set base salary, subject to adjustment, an annual discretionary bonus based on specific objectives to be determined by the compensation committee, an automobile or automobile allowance and certain fringe benefits as may be available to such executive officers. The agreements are for original terms of two to three years, with certain automatic renewal provisions and contain non-competition agreements. The agreements also contain a termination clause, which requires a two-year payment (2.5 years in the case of W-H’s Chief Executive Officer) based on the officer’s salary and historical bonus amounts received, in the event of termination without cause or certain change of control events.
     W-H also has employment agreements with certain non-corporate officers. The agreements are for original terms of two to three years and provide for severance pay in the event of involuntary termination.
  Litigation
     W-H is from time to time a party or otherwise subject to legal proceedings, claims, investigations and other proceedings in the ordinary course of its business. These matters typically involve tort, workers compensation, commercial and infringement and other intellectual property claims. Where appropriate, W-H makes provision for a liability with respect to these claims in its financial statements in accordance with generally accepted accounting principles. These provisions are reviewed periodically and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and events pertaining to a particular case. Litigation is inherently unpredictable. W-H believes that it has valid defenses with respect to the legal matters pending against it. It is possible, nevertheless, that W-H’s results of operations or financial position could be adversely affected by the outcome of one or more of these matters.

9. Income Taxes
     The components of W-H’s income tax provision are as follows (in thousands):

	Years Ended December 31,
	2005	2004	2003
Current
U.S. federal and state income taxes	$26,000	$2,296	$975
Foreign	2,004	2,940	2,335

Total current	28,004	5,236	3,310

Deferred
U.S. federal and state income taxes	4,446	9,106	8,468
Foreign	(1,156)	(1,794)	367

Total deferred	3,290	7,312	8,835

Total provision	$31,294	$12,548	$12,145

     The United States and foreign components of income before income taxes are as follows (in thousands):

	Years Ended December 31,
	2005	2004	2003
United States	$77,935	$34,285	$27,037
Foreign	2,312	(1,688)	4,509

Total	$80,247	$32,597	$31,546

     The total provision for income taxes differs from an amount computed at the statutory rate as follows (in thousands):

	Years Ended December 31,
	2005	2004	2003
Federal income tax at statutory rates	$28,086	$11,410	$11,041
State income taxes, net of federal benefit	2,702	1,029	958
Other	(70)	17	142
Foreign income taxes, net of credits	(410)	1,161	1,124
Nondeductible items	1,233	983	129
Increase/(decrease) in valuation allowance	334	(2,038)	185
Credits	(581)	(14)	(1,434)

Total provision	$31,294	$12,548	$12,145

     The significant components of the deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2005	2004
Deferred tax assets —
Net operating loss carry-forwards	$2,759	$2,642
Accruals not currently deductible for tax purposes	5,452	4,656
Write-off of bad debts	1,348	789
Inventory costs capitalized for tax purposes	565	329
Credit carry forwards	4,320	422
Other	753	1,230

Total gross deferred tax assets	15,197	10,068
Less — valuation allowance	(1,872)	(1,538)

Net deferred tax assets	13,325	8,530

Deferred tax liabilities —
Tax depreciation in excess of book depreciation	(31,729)	(21,911)
Tax amortization in excess of book amortization	(12,545)	(9,916)
Other	(3,640)	(1,951)

Total gross deferred tax liabilities	(47,914)	(33,778)

Net deferred tax liabilities	$(34,589)	$(25,248)

     Applicable U.S. deferred income taxes and related foreign dividend withholding taxes have not been provided on approximately $0.8 million of undistributed earnings and profits of the company’s foreign subsidiaries. W-H considers such earnings to be permanently reinvested outside the United States. It is not practicable to estimate the amount of deferred income taxes associated with these unremitted earnings.
     As of December 31, 2005, W-H had deferred tax assets of $7.0 million relating to $4.3 million of credit carry-forwards, $31.5 million of state net operating loss (“NOL”) carry-forwards and $7.9 million of foreign NOL carry-forwards. Foreign losses related to the Netherlands do not expire; however, our Norwegian NOL carry-forwards expire in 2013 through 2015. State NOL carry-forwards expire beginning in 2006 until 2020. The NOL and credit carry-forwards can be used to reduce W-H’s federal, state and foreign income taxes payable in future years. W-H’s ability to realize the entire benefit of its deferred tax assets requires that W-H achieve certain future earnings levels prior to the expiration of its NOL carry-forwards.
     Valuation allowances have been established for uncertainties in realizing the benefit of tax loss and credit carry-forwards. While W-H expects to realize the net deferred tax assets, changes in future taxable income or in tax laws may alter this expectation. W-H could be required to record an additional valuation allowance against certain or all of its remaining deferred tax assets if market conditions deteriorate or future earnings are below current estimates. As of December 31, 2005, approximately $0.2 million of the valuation allowance relates to state NOL carry-forwards and $1.7 million relates to foreign NOL and credit carry-forwards. The valuation allowance increased approximately $0.3 million in 2005, decreased approximately $2.0 million in 2004, and increased $1.2 million in 2003. The $2.0 million decrease in 2004 was primarily due to release of the valuation allowance on the federal NOL and foreign tax credits. The increases in 2005 and 2003 relate to amounts provided on current foreign and state losses in jurisdictions where management does not believe W-H will be able to utilize the losses in future periods.
     W-H recognizes liabilities for anticipated tax issues based on its estimate of whether, and the extent to which, additional taxes will be due. These liabilities are adjusted accordingly as information on the associated tax issues becomes available. As of December 31, 2005 and 2004, amounts reserved for such contingencies were $5.2 million and $7.2 million, respectively.
10. Related-Party Transactions
  Lease Agreements
     One of W-H’s subsidiaries leases its facilities from a W-H officer. For each of the years ended December 31, 2005, 2004 and 2003, W-H paid the officer $108,000 for such annual lease costs.
     An additional W-H subsidiary leases its facilities from a company that is partially owned by a W-H officer. For the years ended December 31, 2005, 2004 and 2003, W-H paid the company approximately $312,000, $90,000, and $90,000, respectively for such annual lease costs.
  Transactions with Penny-Farthing Press, Inc.
     W-H’s Chairman, President and Chief Executive Officer is the owner of Penny-Farthing Press Inc. (“PFP”), a publishing company, which occasionally performs services for W-H and several of its subsidiaries. In 2005, 2004 and 2003, W-H did not make any payments to PFP for services. During the same periods, PFP made payments to W-H of approximately $42,000, $38,000 and $38,000, respectively, primarily for rental of office space.
11. Shareholders’ Equity
  Stock Options
     In May 2004, W-H’s shareholders approved an amendment to W-H’s stock option plan (the “1997 Option Plan”) to increase the number of authorized shares to 4,900,000 to be issued under the 1997 Option Plan. Each option granted under the 1997 Option Plan contains such terms and conditions as may be approved by the compensation committee (the “Committee”). The options currently outstanding under the 1997 Option Plan vest ratably over a four-year period, commencing on the grant date, in 25% increments after each year of service has been completed and will expire ten years from the date the options were granted. The terms of such options also provide that if an optionee’s employment terminates for any reason, the option may be exercised during the three month period following such termination, but only to the extent vested at the time of such termination. As of December 31, 2005, 2,547,666 options were outstanding under this plan.

     Additionally, on March 29, 1999, W-H issued 900,900 options to its chief executive officer under a separate non-statutory option plan. These options have a 10-year term and an exercise price of $4.55 per share. As of December 31, 2005, the remaining unexercised options to purchase 620,000 shares of common stock were vested.
     A summary of W-H’s stock option activity for the three years ended December 31, 2005 is as follows:

		Weighted
		Average
	Number of	Price Per
	Options	Share
Outstanding December 31, 2002	3,256,824	$12.21
Granted	492,500	18.55
Exercised	(88,505)	5.78
Expired/canceled	(27,361)	16.45

Outstanding December 31, 2003	3,633,458	13.20

Granted	561,500	18.10
Exercised	(328,752)	4.69
Expired/canceled	(121,014)	20.76

Outstanding December 31, 2004	3,745,192	14.43

Granted	503,500	23.27
Exercised	(990,045)	13.09
Expired/canceled	(90,981)	20.77

Outstanding December 31, 2005	3,167,666	16.07

Exercisable at December 31, 2005	1,994,916	13.56

     The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
	Outstanding	Weighted Average		Exercisable
	as of	Remaining		as of
	December 31,	Contractual Life	Weighted Average	December 31,	Weighted Average
Range of Exercise Prices	2005	(in Years)	Exercise Price	2005	Exercise Price
$2.21- 5.30	837,141	3.2	$4.51	837,141	$4.51
15.28-21.75	1,311,925	7.2	17.98	636,050	17.78
22.88-31.39	1,018,600	7.4	23.11	521,725	22.94

2.21- 31.39	3,167,666	6.2	16.07	1,994,916	13.56

  Restricted Common Stock
     On May 12, 2004, W-H’s shareholders approved the grant of 75,000 shares of restricted common stock to W-H’s Chairman, President and Chief Executive Officer. Deferred stock compensation of approximately $1.3 million generated by this issuance has been recorded in shareholders’ equity and is being amortized to compensation expense under the provisions of FASB issued Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans — interpretation of APB Opinions No. 15 and 25.” During each of the years ended December 31, 2005 and 2004, W-H recognized $0.5 million in compensation expense relating to this restricted stock issuance.
12. 401(k) Plan
     W-H maintains a 401(k) plan that enables employees to defer up to specified percentages of their annual compensation and contribute such amount to the plan. W-H may contribute a matching amount for each participant equal to a discretionary percentage determined annually by W-H. W-H may also contribute additional amounts at its sole discretion. W-H matching contributions were approximately $2.7 million, $2.2 million and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.
13. Operating Segments
     Management has elected to aggregate its business unit segments based on the differences in each segment’s customers, the products and services offered and other economic characteristics. Based on these requirements, management has identified the following reportable segments: (i) drilling related products and services and (ii) completion and workover related products and services. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

  Drilling Related Products and Services
     The drilling related products and services segment provides products and services used by oil and natural gas companies, drilling contractors and other oilfield service companies for the drilling of oil and natural gas wells. These products and services are used primarily throughout North America and in select areas internationally. This segment includes the following business lines: (i) logging-while-drilling; (ii) measurement-while-drilling; (iii) directional drilling; (iv) down-hole drilling motors; (v) rental tools and (vi) drilling fluids.
  Completion and Workover Related Products and Services
     The completion and workover related products and services segment provides products and services primarily to customers onshore in the Gulf Coast region and offshore in the Gulf of Mexico. These products and services include: (i) cased-hole wireline logging, perforating, tubing conveyed perforating and associated rental equipment; (ii) polymers and specialty chemicals; (iii) rental tools and (iv) coiled tubing.
  Summary Information
     W-H recognizes revenues, cost of revenues, selling, general and administrative expense, research and development expense and depreciation and amortization expense by segment. Interest expense and other income (expense) are not monitored by segment. Summarized information for W-H’s reportable segments is contained in the following tables (in thousands):
     As of and for the year ended December 31, 2005:

	Drilling	Completion	Corporate	Total
Revenues	$409,155	$225,206	$—	$634,361
Operating Income	51,081	51,761	(11,818)	91,024
Depreciation & Amortization	36,136	20,253	250	56,639
Total assets	369,930	228,169	24,676	622,775
Capital expenditures	54,710	34,154	103	88,967
     As of and for the year ended December 31, 2004:

	Drilling	Completion	Corporate	Total
Revenues	$302,788	$159,640	$—	$462,428
Operating Income	22,651	30,997	(10,028)	43,620
Depreciation & Amortization	29,380	16,011	274	45,665
Total assets	333,518	199,119	15,974	548,611
Capital expenditures	55,166	27,036	205	82,407
     As of and for the year ended December 31, 2003:

	Drilling	Completion	Corporate	Total
Revenues	$242,085	$125,098	$—	$367,183
Operating Income	26,881	22,546	(9,713)	39,714
Depreciation & Amortization	23,237	12,476	319	36,032
Total assets, net of assets held for sale	273,354	188,553	8,831	470,738
Capital expenditures	41,780	23,504	136	65,420
     W-H operates in the United States, the North Sea and other geographic regions. The following is summary information by geographic region (in thousands):

	For the Years Ended December 31,
	2005	2004	2003
Revenues:
United States	$563,304	$410,706	$305,702
North Sea	34,331	24,513	36,390
Other	36,726	27,209	25,091

Total	$634,361	$462,428	$367,183

	For the Years Ended December 31,
	2005	2004	2003
Operating Income:
United States	$85,857	$44,741	$34,130
North Sea	2,209	(4,644)	2,309
Other	2,958	3,523	3,275

Total	$91,024	$43,620	$39,714

	As of December 31,
	2005	2004
Long-Lived Assets:
United States	$369,782	$336,740
North Sea	9,498	15,494
Other	9,317	10,318

Total	$388,597	$362,552

14. Interim Financial Information (Unaudited)
     The following is a summary of consolidated interim information for the years ended December 31, 2005 and 2004 (amounts in thousands, except per share data):

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
2005
Revenues	$142,423	$157,294	$161,343	$173,301
Operating income	17,028	19,759	24,253	29,984
Net income	8,683	11,247	12,822	16,201
Earnings per common share:
Basic	0.31	0.40	0.45	0.57
Diluted	0.30	0.39	0.44	0.55

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
2004
Revenues	$107,544	$108,434	$115,453	$130,997
Operating income	9,331	10,217	9,965	14,107
Net income	4,967	1,595	5,255	6,106
Earnings per common share:
Basic	0.18	0.06	0.19	0.22
Diluted	0.18	0.06	0.19	0.21

EXHIBIT INDEX

Exhibit
Number		Description
3.1	—	Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement No. 333-43411 on Form S-1)
3.2	—	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement No. 333-43411 on Form S-1)
3.3	—	Statement of Designations of Series A Junior Participating Preferred Stock of the Company (included as Exhibit A to the Rights Agreement (Exhibit 4.2 hereto)) setting forth the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share
4.1	—	Specimen Common Stock certificate (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form 8-A filed with the SEC on July 28, 2003)
4.2	—	Rights Agreement, dated as of May 31, 2002, between the Company and Computershare Trust Company, Inc., as Rights Agent (incorporated by reference to Exhibit 4.2 of to the Company’s Registration Statement on Form 8-A filed with the SEC on July 28, 2003)
9.1	—	Amended and Restated Stockholders Agreement, dated March 26, 1999 (incorporated by reference to Exhibit 9.1 of the Company’s Registration Statement No. 333-43411 on Form S-1)
10.1	—	Employment Agreement of Kenneth T. White, Jr., dated October 30, 2003 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003)
10.2	—	Employment Agreement of Jeffrey L. Tepera, effective January 1, 2004 (incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003)
10.3	—	Employment Agreement of William J. Thomas III, effective January 1, 2004 (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004)
10.4	—	W-H Energy Services, Inc. 1997 Stock Option Plan as restated, effective as of May 12, 2004 (incorporated by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A, filed April 6, 2004)
10.5	—	Non-Statutory Stock Option Agreement for Kenneth T. White, Jr., dated March 29, 1999 (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement No. 333-43411 on Form S-1)
10.6	—	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement No. 333-43411 on Form S-1)
10.7	—	Amended and Restated TJC Transaction Advisory Agreement with TJC Management Corp., dated March 26, 1999 (incorporated by Reference to Exhibit 10.11 of the Company’s Registration Statement No. 333-43411 on Form S-1)
10.8	—	Credit Agreement, dated as of June 30, 2004, among the Company, Various Financial Institutions, and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004)
10.8(a)	—	First amendment to Credit Agreement dated as of May 5, 2005 among the Company; Wells Fargo Bank, National Association, as Administrative Agent, Co-Lead Arranger and Sole Book Running Manager; JP Morgan Chase Bank, N.A., as Co-Lead Arranger and Co-Syndication Agent; Comerica Bank, as Co-Syndication Agent; The Bank of Nova Scotia, as Co-Documentation Agent; Wachovia Bank, N.A., as Co-Documentation Agent; Citibank Texas, N.A., as Managing Agent; and various other financial institutions parties thereto. (incorporated by reference to Exhibit 10.8(a) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005)
10.8(b)	—	Second amendment to Credit Agreement dated as of February 3, 2006 among the Company; Wells Fargo Bank, National Association, as Administrative Agent, Co-Lead Arranger and Sole Book Running Manager; JP Morgan Chase Bank, N.A., as Co-Lead Arranger and Co-Syndication Agent; Comerica Bank, as Co-Syndication Agent; The Bank of Nova Scotia, as Co-Documentation Agent; Wachovia Bank, N.A., as Co-Documentation Agent; Citibank Texas, N.A., as Managing Agent; and various other financial institutions parties thereto*
10.9	—	Employment Agreement of Glen J. Ritter, effective April 14, 2005. (incorporated by reference to Exhibit 10.8(a) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005)
10.10	—	Employment Agreement of Ernesto Bautista, III, effective January 1, 2004 (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003)
10.11	—	Employment Agreement of Stuart J. Ford, effective January 1, 2004 (incorporated by reference to Exhibit 10.11 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004)
10.12	—	Restricted Stock Agreement between the Company and Kenneth T. White, Jr. dated as of May 12, 2004 (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004)
10.13	—	Summary of 2006 Base Salary and 2005 Bonus Determinations for Named Executive Officers*
10.14	—	Summary of Director Compensation Policy*
21.1	—	List of Significant Subsidiaries of the Company*
23.1	—	Consent of Grant Thornton LLP**
23.2	—	Consent of PricewaterhouseCoopers LLP**

Exhibit
Number		Description
31.1	—	Certification of Chief Executive Officer of W-H Energy Services, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
31.2	—	Certification of Chief Financial Officer of W-H Energy Services, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
32.1	—	Certification of Chief Executive Officer of W-H Energy Services, Inc. pursuant to 18 U.S.C. Section 1350**
32.2	—	Certification of Chief Financial Officer of W-H Energy Services, Inc. pursuant to 18 U.S.C. Section 1350**

*	previously filed

**	filed herewith

EXHIBIT 31.1
CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Kenneth T. White, Jr., Chief Executive Officer of W-H Energy Services, Inc., certify that:
     1. I have reviewed this amended annual report on Form 10-K/A of W-H Energy Services, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: April ___, 2006

Name:	Kenneth T. White, Jr.
Title:	Chairman, President and Chief Executive Officer

EXHIBIT 31.2
CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Jeffrey L. Tepera, Chief Financial Officer of W-H Energy Services, Inc., certify that:
     1. I have reviewed this amended annual report on Form 10-K/A of W-H Energy Services, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: April ___, 2006

Name:	Jeffrey L. Tepera
Title:	Vice President and Chief Financial Officer